[redacted]

14041151

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL - 1 2014
DIVISION OF TRADING & MARKETS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~12045~~ 46433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GBS Retirement Services

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Pierce Place
(No. and Street)

Itasca	**IL**	**60143**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elizabeth Marren **(630) 694-5174**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

155 North Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Diana F. Butts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GBS Retirement Services, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President & COO

Title

2/19/14 Notary Public

Catherine M. Cavezza, Attorney At Law
Notary Public - State Of Ohio
My commission has no expiration date
Sec. 147.03 R.C.

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GBS Retirement Services, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2013

Contents

EY
Building a better working world

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Arthur J. Gallagher & Co.

We have audited the accompanying financial statements of GBS Retirement Services, Inc., a wholly owned subsidiary of Arthur J. Gallagher & Co., which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EY
Building a better working world

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GBS Retirement Services, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst + Young LLP

February 27, 2014

GBS Retirement Services, Inc.

Statement of Financial Condition

December 31, 2013

Assets	
Cash and cash equivalents	$ 11,927,185
Investments, at fair value	114,167
Interest receivable	110
Fees receivable	945,609
Deferred income tax receivable due from Arthur J. Gallagher & Co.	20,726
Fixed assets – at cost, less accumulated depreciation of $17,201	5,487
Income taxes receivable from Arthur J. Gallagher & Co.	666,682
Other assets	273,830
	$ 13,953,796
Liabilities and stockholder's equity	
Accounts payable – affiliates	$ 3,137,656
Other liabilities	218,699
	3,356,355
Stockholder's equity:	
Common stock, $1 par value – authorized, issued, and outstanding –1000 shares (owned by Arthur J. Gallagher & Co.)	1,000
Capital in excess of par value	788,968
Retained earnings	9,807,473
	10,597,441
	$ 13,953,796

See accompanying notes.

GBS Retirement Services, Inc.

Statement of Income

Year Ended December 31, 2013

Revenues	
Commissions	$ 12,685,323
Fees	6,670,027
Investment income	2,515
Change in unrealized gain on investments	(1,087)
Realized loss on investments	(222)
	19,356,556
Expenses	
Professional fees	12,149,219
Salaries and employee benefits	1,226,608
Other operating expenses	3,058,277
Total expenses	16,434,104
Income before income taxes	2,922,452
Income tax expense:	
Current	1,229,055
Deferred	23,140
	1,252,195
Net income	$ 1,670,257

See accompanying notes.

GBS Retirement Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2013

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Balance at January 1, 2013	$ 1,000	$ 795,240	$ 8,132,428	$ 8,928,668
Dividend to Arthur J. Gallagher & Co.	–	(6,272)	–	(6,272)
Capital contribution from Arthur J. Gallagher & Co.	–	–	4,788	4,788
Net income	–	–	1,670,257	1,670,257
Balance at December 31, 2013	$ 1,000	$ 788,968	$ 9,807,473	$10,597,441

See accompanying notes.

GBS Retirement Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2013

Operating activities	
Net income	$ 1,670,257
Adjustments to reconcile net income to net cash used in operating activities:	
Change in unrealized gain on investments	(1,087)
Deferred income tax expense	23,140
Depreciation	2,657
Net cash flows from investments	18,751
Change in fees receivable	(284,702)
Change in amounts due to/from affiliates	(3,435,120)
Change in other assets	(273,830)
Change in interest receivable	48
Change in income taxes receivable from/payable to Arthur J. Gallagher & Co.	(227,376)
Change in other liabilities	347
Net cash used in operating activities	(2,506,915)
Investing activities	
Purchases of fixed assets	(6,130)
Net cash used in investing activities	(6,130)
Net decrease in cash and cash equivalents	(2,513,045)
Cash and cash equivalents at beginning of year	14,440,230
Cash and cash equivalents at end of year	$ 11,927,185

See accompanying notes.

GBS Retirement Services, Inc.

Notes to Financial Statements

December 31, 2013

1. Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

GBS Retirement Services, Inc. (the Company) was incorporated in 1993, and is a wholly owned subsidiary of Gallagher Benefit Services, Inc. (GBS), which is a wholly owned subsidiary of Arthur J. Gallagher & Co. (Gallagher). The Company is a broker, consultant, and Financial Industry Regulatory Authority registered broker-dealer. The Company specializes in providing retirement services to not-for-profit entities, corporations, and publicly traded entities. Approximately 42% of the Company's commission revenue was collectively received from four insurance carriers.

The Company has a Marketing and Services Agreement (the Agreement) with NFP Securities, Inc. (NFP). Under the terms of the Agreement, employees of Gallagher are registered representatives of NFP. These representatives have access to products, materials, and services offered by NFP. In return, the Company pays NFP a percentage of its dealer commissions, which is recorded as a reduction in commission revenues.

In the preparation of the Company's financial statements as of December 31, 2013, management evaluated all material subsequent events or transactions that occurred after the balance sheet date through February 27, 2014, the date on which the financial statements were available to be issued, for potential recognition in its financial statements and/or disclosure in the notes thereto.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known that could impact the amounts reported and disclosed herein.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2013, the Company had all of its cash and cash equivalents invested at two financial institutions.

1. Summary of Significant Accounting Policies (continued)

Investments

Investments consisting of fixed-maturity U.S. government agency securities and U.S. government mortgage-backed securities are recorded at fair value on a recurring basis and are classified as trading. Changes in the fair value of investments are included in revenues in the statement of income. Fair value is based on the fair value hierarchy described in Note 3.

Revenue Recognition

Commissions paid directly by insurance and mutual fund companies are recognized as income when the commissions are received by the Company. Fee revenues generated by the Company represent fees earned for consulting work and other retirement projects and are recognized as income ratably over the service period.

Professional Fees

Professional fees represent expenses incurred by GBS while providing consulting and client relationship services on behalf of the Company. The cost of these services is based on an allocation of the GBS consultants' salaries, bonus, benefits, and travel and entertainment expenses relative to time spent performing consulting services for the Company. Other reasonable expenses incurred by GBS and allocated to the Company include amortization of assets utilized in the generation of revenue earned by the Company.

Income Taxes

The Company is included in the consolidated federal income tax return of Gallagher. The Company's income tax provision is the amount that it would have incurred on a separate company tax return basis. Deferred income taxes represent the net tax effects of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. All income taxes are settled through an intercompany account with Gallagher.

2. Income Taxes

Significant components of the income tax expense in 2013, include the following:

Federal:	
Current	$ 1,076,980
Deferred	18,691
	$ 1,095,671
State and local:	
Current	$ 152,075
Deferred	4,449
	156,524
	$ 1,252,195

At December 31, 2013, the Company's net deferred income tax asset is attributable to differences in deferred compensation, unearned fees, and depreciable assets. During 2013, there was no valuation allowance or change in the valuation allowance. The effective tax rate is greater than the combined statutory rate of 40%, due principally to permanent differences and prior year adjustments. The Company paid $1,821,514 in income taxes to Gallagher relating to 2013.

There were no net unrecognized tax benefits that, if recognized, would affect the effective tax rate at December 31, 2013. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. At December 31, 2013, the Company had no accrued interest and penalties related to unrecognized tax benefits.

The Company is included in the consolidated federal income tax return of Gallagher and is also included in certain combined state tax returns, which include other members of the Gallagher consolidated group. At December 31, 2013, the Gallagher consolidated group had been examined by the Internal Revenue Service (IRS) through calendar year 2010. Subsequent to December 31, 2013, the Company was contacted by the IRS to commence an examination of calendar years 2011 and 2012.

3. Fair Value

The Financial Accounting Standards Board Accounting Standards Codification Topic 820, *Fair Value Measurement* (FASB ASC 820), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the input to valuation techniques.

3. Fair Value (continued)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable or the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

When available, the Company generally uses quoted market prices to determine fair value and classifies such items in Level 1. In some cases where a quoted market price is not available, the Company will make use of acceptable practical expedients (such as matrix pricing) to estimate fair value, in which case the items are classified in Level 2.

All of the Company's investments in U.S. government agency and U.S. government mortgage-backed securities, with a fair value of $114,167, are classified as Level 2. There were no transfers between Levels 1, 2, or 3 during the year.

4. Related-Party Transactions

Certain operating expenses are allocated directly by Gallagher to the Company based on employee headcount, salary, and revenue ratios. The allocated expenses are classified as salaries and employee benefits and other operating expenses on the Company's statement of income.

Expenses allocated by Gallagher to the Company in 2013, were as follows:

Business insurance premiums	$ 93,147
Accounting and management services	655,699
Management and employee leasing fee	1,419,351
	$ 2,168,197
Employee group insurance and various payroll tax-related items	$ 125,223

Employee group insurance and various payroll tax-related items include expenses related to retirement plans. Although the bases of allocation of the various expenses are considered reasonable, other allocation bases could produce different results.

During 2013, the Company paid dividends to Gallagher totaling $6,272 and received a capital contribution from Gallagher totaling $4,788. These amounts represent the allocation of other costs and income from Gallagher netted against stock option costs, which will not be reimbursed.

5. Commitments

The Company intends to continue to make periodic distributions to Gallagher while maintaining net capital in excess of its required amount.

6. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. The net capital rules may effectively restrict the payment of cash dividends. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company has net capital (as defined under Rule 15c3-1) of $8,647,842 and a net capital requirement of $223,757 producing an aggregate indebtedness to a net capital ratio of .39 to 1.

Supplemental Information

GBS Retirement Services, Inc.

Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2013

Net capital	
Stockholder's equity	$ 10,597,441
Less non-allowable assets*	1,912,444
Less haircuts on securities**	37,155
Net capital	$ 8,647,842
Required net capital (the greater of 6 2/3% of aggregate indebtedness or $5,000)	$ 223,757
Excess net capital	$ 8,424,085
Aggregate indebtedness	
Accounts payable and other liabilities	$ 3,356,355
Ratio of aggregate indebtedness to net capital	0.39
Non-allowable assets*:	
Interest receivable	$ 110
Fees receivable	945,609
Deferred income tax receivable due from Arthur J. Gallagher & Co.	20,726
Net fixed assets	5,487
Income taxes receivable from Arthur J. Gallagher & Co.	666,682
Other Assets	273,830
	$ 1,912,444
Haircuts on trading and investment securities**:	
Exempted securities	$ 4,902
Other securities	32,253
	$ 37,155

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's amended unaudited FOCUS report, Part IIA, as of December 31, 2013.

GBS Retirement Services, Inc.

Schedule II – Statement Regarding Rule 15c3-3

December 31, 2013

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

EY
Building a better working world

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Arthur J. Gallagher & Co.

In planning and performing our audit of the financial statements of GBS Retirement Services, Inc. (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3–3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with GAAP. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect, and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2014

EY
Building a better working world

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Board of Directors and Management
GBS Retirement Services, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors of GBS Retirement Services, Inc. (the Company), the Securities Investors Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures, solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries.

   No findings noted.

2. Compared the amounts reported on FOCUS reports for the period ended December 31, 2013 with the amounts reported in Form SIPC-7 for the period ended December 31, 2013.

   No findings noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   No findings noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   No findings noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2014

Gallagher Benefit Services, Inc.

A Subsidiary of Arthur J. Gallagher & Co.

February 27, 2014

Ernst & Young LLP
155 North Wacker Drive
Chicago IL, 60606

In connection with your agreed-upon procedures engagement relating to evaluating GBS Retirement Services, Inc. (the "Company") Schedule of Assessment and Payments Transitional Assessment Reconciliation (Form SIPC-7) (the "Assessment") to the Securities Investor Protection Corporation ("SIPC") for the period ended December 31, 2013, we recognize that obtaining representations from us concerning the information contained in this letter is a significant procedure in enabling you to perform the specified procedures. Accordingly, we make the following representations with respect to performing the specified procedures, which are true to the best of our knowledge and belief.

We acknowledge that, as members of management of the Company, we are responsible for Form SIPC-7 and the Assessment. We also are responsible for selecting the criteria against which the Assessment should be measured and for determining that such criteria are appropriate for our purposes.

We have made available to you all records related to the Assessment and the agreed-upon procedures.

No events or transactions have occurred since December 31, 2013 or are pending that would have an effect on the Assessment.

We are not aware of any capital lease, material cooperative arrangement or other business relationship between the Company and Ernst & Young LLP or any other member firm of the global Ernst & Young organization.

We are not aware of any reason that Ernst & Young LLP would not be considered to be independent.

We understand that your agreed-upon procedures engagement was conducted in accordance with standards established by the American Institute of Certified Public Accountants. We understand that an agreed-upon procedures engagement is substantially less in scope than an examination, the objective of which is the expression of an opinion on the Assessment. We also understand that the sufficiency of the procedures performed is solely the responsibility of the specified users of the report.

Very truly yours,

DocuSigned by:
Diana F Butts
29E78FC1F72642E...

Diana F. Butts
President
GBS Retirement Services, Inc.

The Gallagher Centre
Two Pierce Place
Itasca, IL 60143-3141
630.773.3800
Fax 630.285.4000
www.gallagherbenefits.com

February 27, 2014

Ernst & Young LLP
155 N Wacker Drive
Chicago, IL 60606

In connection with your audit of the financial statements of GBS Retirement Services, Inc. (the "Company") as of December 31, 2013 and 2012 and for the years then ended, we recognize that obtaining representations from us concerning the information contained in this letter is a significant procedure in enabling you to form an opinion whether the financial statements present fairly, in all material respects, the financial condition, results of operations, changes in stockholder's equity and cash flows of the Company in conformity with US generally accepted accounting principles.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

Accordingly, we make the following representations, which are true to the best of our knowledge and belief.

Management's responsibilities

We have fulfilled our responsibilities, as set forth in the terms of the audit engagement agreement dated October 22, 2013, for the preparation and fair presentation of the financial statements (including disclosures) in conformity with US generally accepted accounting principles (US GAAP) applied on a basis consistent with that of the preceding year.

We acknowledge our responsibility for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. We have provided you with:

- Access to all information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements such as records, documentation and other matters
- Additional information that you have requested from us for the purpose of the audit
- Unrestricted access to persons within the Company from whom you determined it necessary to obtain audit evidence

We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

The Gallagher Centre
Two Pierce Place
Itasca, IL 60143-3141
630.773.3800
Fax 630.285.4000
www.gallagherbenefits.com

We have provided you with access to all regulatory examination reports, supervising correspondence and similar materials from applicable regulatory agencies (particularly communications concerning supervisory actions or noncompliance with, or deficiencies in, rules and regulations or supervisory actions).

Uncorrected misstatements
There are no uncorrected misstatements (including the effects of correcting or reversing prior year uncorrected misstatements), relating to the current year financial statements.

Internal control assertion
There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

We are responsible for establishing and maintaining adequate internal control for safeguarding customer and the Company's securities and for the practices and procedures relevant to the objectives stated in Securities and Exchange Commission ("SEC") Rule 17a-5(g), including making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:

a. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
b. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

We believe that our practices and procedures as described above were adequate at December 31, 2013 to meet the SEC's objectives.

There have been no significant changes in internal control since December 31, 2013.

Material inadequacy and internal control matters
We are not aware of any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting.

There also are no material inadequacies (as defined by Rule 17a-5(g)(3) of the Securities Exchange Act of 1934), at December 31, 2013 or during the period January 1, 2013 to February 27, 2014, in the design or operation of internal control. These include any for which we believe the cost of corrective actions exceeds the benefits, including internal control activities and the practices and procedures followed in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(11) and for maintaining compliance with the exemptive provisions of Rule 15c3-3.

Minutes and contracts
We have made available to you all minutes of the meetings of shareholders, directors and committees of directors or summaries of actions of recent meetings for which minutes have not yet been prepared.

We also have made available to you all significant contracts, including amendments, and agreements and have communicated to you all significant oral agreements. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance, including all covenants, conditions or other requirements of all outstanding debt.

Significant assumptions
Significant assumptions used by us in making accounting estimates, including those measured at fair value, are reasonable and supportable.

Risks and uncertainties
There are no risks and uncertainties related to significant estimates and current vulnerabilities due to material concentrations that have not been disclosed in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 275, *Risks and Uncertainties.*

Ownership and pledging of assets
The Company has satisfactory title to all assets appearing in the statement of financial condition. No security agreements have been executed under the provisions of the Uniform Commercial Code, and there are no liens or encumbrances on assets, nor has any asset been pledged, other than cash and securities owned by the Company which are pledged to collateralize letters of credit, short-term loans or securities lending activity, or are held as deposits with clearing organizations or brokers as disclosed in the financial statements. All assets to which the Company has satisfactory title appear in the statement of financial condition.

Receivables and revenues
Brokers' debit balances and other accounts receivable are valid receivables. Adequate provision has been made for losses that may be incurred upon collection of the receivables.

Financial instruments
Equity and debt securities are bought and held principally for the purpose of selling them in the near term and are classified as trading securities reported at fair value, with unrealized gains and losses included in earnings. Securities owned and securities sold, but not yet purchased, are recorded at fair value as of December 31, 2013

There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements, except as disclosed in the financial statements or notes thereto. It is understood that the term "securities and investments not readily marketable" shall include but not be limited to any of the following:

a. Securities for which there is no market on a securities exchange or independent publicly quoted market.
b. Securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3B of such act have been complied with), that is, restricted stock.
c. Securities and investments that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities and investments or to the Company (that is, control stock).

The following information about financial instruments with off-balance-sheet risk and financial instruments with concentrations of credit risk has been properly disclosed in the financial statements:

a. The extent, nature and terms of financial instruments with off-balance-sheet risk.
b. The amount of credit risk of financial instruments with off-balance-sheet risk and information about the collateral supporting such financial instruments.
c. Significant concentrations of credit risk arising from all financial instruments and information about the collateral supporting such financial instruments.

Fair value measurements
We are responsible for the estimation methods and assumptions used in measuring assets and liabilities reported or disclosed at fair value, including information obtained from brokers, pricing services or other third parties. Our valuation methodologies have been consistently applied from period to period. The fair value measurements reported or disclosed represent our best estimate of fair value as of the measurement date in accordance with the requirements of ASC 820. In addition, our disclosures related to fair value measurements are consistent with the objectives outlined in ASC 820.

We have evaluated the fair value information provided to us by brokers, pricing services or other parties that has been used in the financial statements and believe this information to be reliable and consistent with the requirements of ASC 820.

Accounting for uncertainty in income taxes
Tax positions have been reflected in the financial statements in accordance ASC 740, *Income Taxes*. Such tax positions are, based solely on their technical merits, more likely than not to be sustained upon examination by taxing authorities and reflect the largest amount of benefit, determined on a cumulative probability basis that is more likely than not to be realized upon settlement with the applicable taxing authority with full knowledge of all relevant information.

We have disclosed to you the tax years that remain subject to examination by major tax jurisdictions.

Related party transactions
We have disclosed to you the identity of the Company's related parties and all the related party relationships and transactions of which we are aware.

Transactions with related parties, as defined in ASC 850, *Related Party Disclosures*, and related amounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, guarantees, non-monetary transactions and transactions for non-consideration have been properly recorded and disclosed in the financial statements. Related party agreements have been filed with FINRA and have been applied in a manner consistent with prior years and with the agreements.

Arrangements with financial institutions
Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances, funds on deposit, marketable securities and line-of-credit or similar arrangements have been properly recorded or disclosed in the financial statements.

Contingent liabilities
There are no unasserted claims or assessments, including those our lawyers have advised us of, that are probable of assertion and must be disclosed in accordance with ASC 450-20, *Contingencies – Loss Contingencies.*

There have been no violations or possible violations of laws or regulations in any jurisdiction whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

Communications from regulatory agencies or government representatives relate to matters of a routine, normal and recurring nature (e.g., examinations by securities industry regulators, examinations by taxing authorities), none of which involves any investigations or allegations of noncompliance with laws or regulations in any jurisdiction that should be disclosed or recorded as a loss contingency in the financial statements, or deficiencies in financial reporting practices or other matters that could have a material effect on the financial statements.

There are no other liabilities or gain or loss contingencies considered material, individually or in the aggregate, that are required to be accrued or disclosed by ASC 450, *Contingencies*, nor are there any accruals for loss contingencies included in the balance sheet(s) or gain contingencies reflected in earnings that are not in conformity with the provisions of ASC 450.

We have not consulted legal counsel concerning litigation, claims or assessments.

Other assets and liabilities
At December 31, 2013, the Company had:

a. Properly recorded all securities exchange memberships.
b. Properly recorded all participation in joint accounts carried by others.
c. No material unrecorded assets or contingent assets whose value depends on the fulfillment of conditions regarded as uncertain.
d. No open contractual commitments other than those appearing on the books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements or puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.

e. Established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.
f. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

Oral or written guarantees
There are no oral or written guarantees, including guarantees of the debt of others.

For those guarantees reported in the financial statements for which we are not required to recognize a liability under ASC 450, the guarantee is either reported at the value of the premium received or receivable (for stand-alone arms-length transactions with an unrelated party) or at fair value using our best estimate (for transactions with multiple elements with an unrelated party or as a contribution to an unrelated party). In the event that, at the inception of the guarantee, we are required to recognize a liability under ASC 450 for the related contingent loss, we have recorded a liability representing the greater of (a) the amount that satisfies the fair value objective as discussed in ASC 460-10-30, *Guarantees – Overall – Initial Measurement* or (b) the contingent liability amount required to be recognized at inception of the guarantee by ASC 450-20-25.

Purchase and sales commitments
There were no material commitments outstanding at December 31, 2013 for derivative contracts, short sales or hedge transactions. In addition, there were no agreements or commitments to repurchase assets previously sold.

Provision has been made for any material loss to be sustained in the fulfillment of, or from the inability to fulfill, any purchase or sales commitments.

Supplementary information required by Rule 17a-5 of the Securities and Exchange Commission
We are responsible for the presentation of the supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. We believe the supplementary information, including its form and content, is fairly presented in accordance with Rule 17a-5 under the Securities Exchange Act of 1934. There have been no changes in the methods of measurement or presentation of the supplementary information from those used in the prior period. There are no significant assumptions or interpretations underlying the measurement or presentation of the information.

Net capital computation
Net capital computations, prepared by the Company during the period from January 1, 2013 through February 27, 2014, indicated that the Company was in compliance with the requirements of Rule 15c3-1 of the Securities and Exchange Commission (and applicable exchange requirements) at all times during the period. The Company was not subject to, and did not prepare a calculation for, the reserve requirement of Rule 15c3-3 of the Securities and Exchange Commission in accordance with applicable regulations.

Proprietary accounts of introducing broker-dealers (PAIB)

The Company has entered into appropriate PAIB agreement with its clearing firm and the clearing firm has not given notice to the Company that it did not maintain adequate PAIB reserves in order for the Company to classify its proprietary accounts held at the clearing firm as allowable assets in the Company's net capital computations.

Accounting support fees assessed by the PCAOB

The Public Company Accounting Oversight Board (PCAOB) did not assess an accounting support fee for the Company.

Fraud

We acknowledge our responsibility for the design, implementation and maintenance of programs and internal control to prevent and detect fraud.

We have no knowledge of any fraud or suspected fraud involving management or other employees who have a significant role in the Company's internal control over financial reporting. In addition, we have no knowledge of any fraud or suspected fraud involving other employees where the fraud could have a material effect on the financial statements.

We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud. We have disclosed to you all allegations of financial improprieties, including fraud or suspected fraud, coming to our attention (regardless of the source or form and including, without limitation, allegations by "whistle-blowers") where such allegations could result in a misstatement of the financial statements or otherwise affect the financial reporting of the Company.

Independence

Based on inquiries we have made of our officers, and directors, except as described below, we are not aware of any business relationship between any such officer, or director (or any entity for or of which such an officer or director acts in a similar capacity) and Ernst & Young LLP or any other member firm of the global Ernst & Young organization (any of which, an "EY Firm"). Such relationships do not include one pursuant to which an EY Firm performs professional services.

We are not aware of any reason that Ernst & Young LLP would not be considered to be independent for purposes of the Company's audit.

Conflicts of interest

There are no instances where any officer or employee of the Company has an interest in a company with which the Company does business that would be considered a "conflict of interest." Such an interest would be contrary to Company policy.

Going concern
Management has prepared the financial statements of the Company with the assumption that it will continue as a going concern.

SIPC Agreed-Upon Procedures

In connection with your agreed-upon procedures engagement relating to evaluating the Company's General Assessment Reconciliation (Form SIPC-7) (the "Assessment") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, we recognize that obtaining representations from us concerning the information contained in this letter is a significant procedure in enabling you to perform the specified procedures. Accordingly, we make the following representation with respect to the Assessment, which are true to the best of our knowledge and belief.

We acknowledge that, as members of management of the Company we are responsible for Form SIPC-7 and the Assessment. We are also responsible for selecting the criteria against which the Assessment should be measured and for determining that such criteria are appropriate for our purposes.

We have made available to you all records related to the Assessment and the agreed-upon procedures.

No events or transactions have occurred since December 31, 2013 or are pending that would have an effect on the Assessment.

Subsequent events
Subsequent to December 31, 2013, no events or transactions have occurred or are pending that would have a material effect on the financial statements at that date or for the period then ended, or that are of such significance in relation to the Company's affairs to require mention in a note to the financial statements in order to make them not misleading regarding the financial position, results of operations or cash flows of the Company.

There are no capital withdrawals anticipated within the next six months.

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We understand that your audits were conducted in accordance with auditing standards generally accepted in the United States as established by the American Institute of Certified Public Accountants and were, therefore, designed primarily for the purpose of expressing an opinion on the financial statements of the Company as a whole, and that your tests of the accounting records and other auditing procedures were limited to those that you considered necessary for that purpose.

Very truly yours,

John J. Caraher,
Chief Financial Officer
Gallagher Benefit Services, Inc.

Elizabeth Marren O'Reilly
Assistant Controller
Gallagher Benefit Services, Inc.

Diana F. Butts
President
GBS Retirement Services, Inc.

Walter D. Bay
Vice President
GBS Retirement Services, Inc.
Vice President & General Counsel
Arthur J. Gallagher & Co.

Very truly yours,

John J. Caraher,
Chief Financial Officer
Gallagher Benefit Services, Inc.

Elizabeth Marren O'Reilly
Assistant Controller
Gallagher Benefit Services, Inc.

Diana F. Butts
President
GBS Retirement Services, Inc.

Walter D. Bay
Vice President
GBS Retirement Services, Inc.
Vice President & General Counsel
Arthur J. Gallagher & Co.